UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Perceptron, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

71361F100
(CUSIP Number)

CHAD H. GOLDSTEIN
MOAB CAPITAL PARTNERS, LLC
15 East 62nd Street
New York, New York 10065
(212) 981-2623

ANDREW FREEDMAN, ESQ.
MEAGAN REDA, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 14, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 71361F100

1	NAME OF REPORTING PERSON MOAB CAPITAL PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 715,448
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 715,448
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 715,448
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 71361F100

1	NAME OF REPORTING PERSON MOAB PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 679,208
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 679,208
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 679,208
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 71361F100

1	NAME OF REPORTING PERSON MICHAEL M. ROTHENBERG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 715,448
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 715,448
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 715,448
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP NO. 71361F100

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Moab LP and held in the Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 679,208 Shares directly owned by Moab LP is approximately $4,786,000, including brokerage commissions.  The aggregate purchase price of the 36,240 Shares held in the Managed Account is approximately $186,000, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 15, 2016, the Reporting Persons delivered a letter (the “Letter”) to the Issuer’s Board of Directors (the “Board”) reiterating their serious concerns regarding the significant shareholder value destruction at the Issuer over the past few years under the oversight of the Board and expressing their strong desire for a new direction at the Issuer, as outlined in their February 25, 2016 letter to the Board, which the Reporting Persons chose to keep private in the spirit of working constructively with the Board to implement the changes that they believe are necessary to drive shareholder value at the Issuer.  In the Letter, the Reporting Persons stated that while they appreciate their recent discussions and meeting with Chairman and Interim CEO Rick Marz, their dialogue with Mr. Marz only heightened their concerns that Mr. Marz’s actions as CEO will have devastating long-term consequences for shareholders.  The Reporting Persons also stated in the Letter that they were both surprised and disappointed to learn that the Issuer has chosen to retain a proxy advisory firm in response to their private dialogue rather than engage with them to reach a resolution that is in the best interests of all shareholders.

In light of these recent actions, which the Reporting Persons believe clearly demonstrate that Mr. Marz and the Board are more interested in maintaining the troubling status quo, the Reporting Persons are seeking immediate and significant changes to the Board and executive management team, which are outlined in more detail in the Reporting Persons’ presentation titled “A Case Study in Failed Governance; A Need for Urgent Change” attached as Exhibit A to the Letter.  The Reporting Persons further stated in the Letter that while it remains their preference to work constructively with the Issuer, should the Board fail to immediately engage with them in a meaningful manner, the Reporting Persons intend to make the necessary preparations to launch a special meeting campaign that will allow shareholders to weigh in decisively on the future leadership of the Issuer.  The full text of the Letter, including the presentation attached thereto as Exhibit A, is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 71361F100

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 9,348,846 Shares outstanding, as of February 4, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on February 9, 2016.

A.	Moab LP

(a)	As of the close of business on March 14, 2016, Moab LP directly owned 679,208 Shares.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 679,208
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 679,208
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Moab LP since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	Moab LLC

(a)
As of the close of business on March 14, 2016, 36,240 Shares were held in the Managed Account.  Moab LLC, as the investment adviser of Moab LP and the Managed Account, may be deemed the beneficial owner of the (i) 679,208 Shares directly owned by Moab LP and (ii) 36,240 Shares held in the Managed Account.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 715,448
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 715,448
4. Shared power to dispose or direct the disposition: 0

(c)
Moab LLC has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of Moab LP and the Managed Account since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 71361F100

C.	Mr. Rothenberg

(a)	Mr. Rothenberg, as the managing member of Moab LLC, may be deemed the beneficial owner of the (i) 679,208 Shares directly owned by Moab LP and (ii) 36,240 Shares held in the Managed Account.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 715,448
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 715,448
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Rothenberg has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of Moab LP and the Managed Account since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letter to the Issuer’s Board of Directors, dated March 15, 2016.

CUSIP NO. 71361F100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 15, 2016

MOAB PARTNERS, L.P.

By:	Moab Capital Partners, LLC, its Investment Adviser

By:	/s/ Michael M. Rothenberg
	Name:	Michael M. Rothenberg
	Title:	Managing Director

MOAB CAPITAL PARTNERS, LLC

By:	/s/ Michael M. Rothenberg
	Name:	Michael M. Rothenberg
	Title:	Managing Director

/s/ Michael M. Rothenberg
MICHAEL M. ROTHENBERG

CUSIP NO. 71361F100

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

MOAB PARTNERS, L.P.

3,150	5.0508	03/08/2016
20,167	5.0414	03/08/2016
36,208	5.0615	03/08/2016
657	5.0200	03/10/2016
738	5.0325	03/10/2016
1,501	5.0479	03/10/2016
376	5.1481	03/11/2016
23,450	5.1400	03/11/2016
2,256	5.1066	03/14/2016
1,065	5.0282	03/14/2016
1,974	5.1044	03/14/2016

MOAB CAPITAL PARTNERS, LLC
(Through the Managed Account)

2,393	5.0615	03/08/2016
1,333	5.0414	03/08/2016
208	5.0508	03/08/2016
99	5.0848	03/10/2016
48	5.0325	03/10/2016
43	5.0200	03/10/2016
1,550	5.1400	03/11/2016
24	5.3042	03/11/2016
144	5.1066	03/14/2016
68	5.0282	03/14/2016
126	5.1044	03/14/2016